Exhibit 99.1

NQ Mobile Inc. Announces Proposal to Rebrand and Change Name to Link Motion Inc.

Company will hold Extraordinary General Meeting on Feb 27, 2018

BEIJING, Jan. 22, 2018 /PRNewswire/ -- NQ Mobile Inc. ("NQ Mobile" or the "Company"), a leading smart car and smart ride company, today announced that its board of directors has approved a rebranding effort around its new focus as a smart car and smart ride company.  In conjunction with this rebranding, the Company proposes to change its name from "NQ Mobile Inc." to "Link Motion Inc." and change its ticker from "NQ" to "LKM."   The Company will hold an extraordinary general meeting of shareholders at the office of Skadden, Arps, Slate, Meagher, & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong on February 27, 2018 at 9 a.m. (Beijing Time).  Holders of record of common shares of the Company at the close of business on January 29, 2018 are entitled to notice of, and to vote at, the extraordinary general meeting or any adjournment or postponement thereof. Holders of the Company's American Depositary Shares ("ADSs") who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company's ADS program, Deutsche Bank Trust Company Americas. The purpose of the extraordinary general meeting is for the Company's shareholders to consider, and if thought fit, approve the change of the Company's legal name from "NQ Mobile Inc." to "Link Motion Inc." and to change the ticker from "NQ" to "LKM."  The notice of the extraordinary general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the company's website at http://ir.nq.com.

With this new branding and name change, Link Motion Inc. ("Link Motion"), will strive to redefine the value and significance the vehicle has in people's lives through a smart ride service that enables the passengers to utilize their riding time in any way they desire.

The core product offering of the smart car platform is the Link Motion Carputer Platform.  The carputer platform is a technology-enabling platform that brings the software-defined car capabilities to car makers.  The carputer integrates software and hardware solutions and addresses the performance needs for security, entertainment, display, telematics, driving services, among other applications.  At the CES Conference in Las Vegas on January 10, 2018, Link Motion also introduced the next generation carputer platform, the CarBrain, which will fully support and integrate with artificial intelligence and blockchain applications and technologies.

The Smart Ride business will link drivers and riders together by utilizing smart cars which will ultimately be powered by Link Motion's CarBrain platform.  This ride sharing business will provide riders and drivers with a differentiated set of services and applications in a connected and intelligent "Smart Space" service and car.  The Company's mission will be to help passengers enjoy their riding time by smart space services and passenger-centric smart cars.  This smart ride service will be rolled out during the summer.

"NQ Mobile was founded for the smartphone era, "said Dr. Vincent Wenyong Shi, Chairman of NQ Mobile Inc. "Link Motion is positioned for the future smart car revolution.  Just as smartphones became far more valuable to people than basic communication devices the automated, intelligent car will never just be a vehicle for getting from Point A to Point B in the future. The future of mobile computing infrastructure is the smart car and the smart ride service offerings that enable passengers to utilize the space and time in these vehicles. We are moving forward into this future with Link Motion."

An investor presentation with more information about the new smart ride and smart car business can be found at the website http://www.ir.nq.com.

About NQ Mobile Inc.

NQ Mobile Inc. (NYSE: NQ) is a leading smart ride business. NQ Mobile's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.
Email: investors@nq.com
Phone: +1 469 310 5281
Phone: +86 10 6452 2017
Twitter: @NQMobileIR

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